UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

YONGYE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

Zhong Xingmei Full Alliance International Limited Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street Sheung Wan, Hong Kong +(852) 2572 3986	Wu Zishen c/o Yongye International, Inc. Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District Beijing, People’s Republic of China +(86) 10 8232 8866

With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Full Alliance International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,657,704
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,657,704
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%[2]
14.	TYPE OF REPORTING PERSON CO

1         Excludes 555,000 shares of Company Common Stock directly owned by Mr. Wu, 2,030,000 shares of Company Common Stock beneficially owned by Prosper Sino Development Limited, and 8,814,632 shares of Company Common Stock beneficially owned by MSPEA.

2         Percentage calculated based on 57,371,805 shares of Common Stock outstanding on a fully-diluted basis as of August 7, 2013, as set forth in the Issuer’s Form 10-Q dated August 9, 2013.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Zhong Xingmei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,657,704
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,657,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%[2]
14.	TYPE OF REPORTING PERSON IN

1         Excludes 555,000 shares of Company Common Stock directly owned by Mr. Wu, 2,030,000 shares of Company Common Stock beneficially owned by Prosper Sino Development Limited, and 8,814,632 shares of Company Common Stock beneficially owned by MSPEA.

2         Percentage calculated based on 57,371,805 shares of Common Stock outstanding on a fully-diluted basis as of August 7, 2013, as set forth in the Issuer’s Form 10-Q dated August 9, 2013.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Wu Zishen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 555,000
	8.	SHARED VOTING POWER 600,000[1]
	9.	SOLE DISPOSITIVE POWER 555,000
	10.	SHARED DISPOSITIVE POWER 600,000[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,155,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[2]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%[3]
14.	TYPE OF REPORTING PERSON IN

1         Held in trust by Prosper Sino Development Limited for the benefit of family members of Mr. Wu.

2         Excludes 7,657,704 shares of Company Common Stock beneficially owned by Full Alliance and Ms. Zhong, 1,430,000 shares of Company Common Stock held in trust by Prosper Sino Development Limited for the benefit of family members of certain current and former directors and members of the Company’s management (other than Mr. Wu), and 8,814,632 shares of Company Common Stock beneficially owned by MSPEA.

2         Percentage calculated based on 57,371,805 shares of Common Stock outstanding on a fully-diluted basis as of August 7, 2013, as set forth in the Issuer’s Form 10-Q dated August 9, 2013.

This amendment No. 6 (“Amendment No. 6”) relates to the common stock, par value $0.001 per share (the “Company Common Stock”), of Yongye International, Inc., a Nevada corporation (the “Company” or the “Issuer”). This Amendment No. 6 is being filed jointly by Full Alliance International Limited (“Full Alliance”), Zhong Xingmei (“Ms. Zhong”), and Wu Zishen (“Mr. Wu,” together with Full Alliance and Ms. Zhong, the “Reporting Persons”) to amend and supplement the items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2012 (as amended by amendment No. 1 to the Schedule 13D filed on December 28, 2012, amendment No. 2 to the Schedule 13D filed on May 16, 2013, amendment No. 3 to the Schedule 13D filed on September 24, 2013, amendment No. 4 to the Schedule 13D filed on October 15, 2013, and amendment No. 5 to the Schedule 13D filed on November 13, 2013, the “Schedule 13D”). Except as provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 25, 2013, Parent, Full Alliance (“Holdco”), Mr. Wu, MSPEA and Prosper Sino executed an amendment to the Contribution Agreement (the “Contribution Agreement Amendment”). Pursuant to the Contribution Agreement Amendment, at or immediately prior to the effective time of the Merger, MSPEA will receive 11,017,908 preferred shares of Holdco in consideration of the shares of Company common stock and Company preferred stock it will contribute to Parent, instead of the 8,633,156 preferred shares of Holdco contemplated in the original Contribution Agreement. No other change was made to the Contribution Agreement. The parties amended the contribution agreement to correct the earlier erroneous figure and conform the contribution agreement to the parties’ commercial understanding with respect to the transaction.

This summary of the Contribution Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement Amendment, which is attached hereto as Exhibit 7.13 and incorporated by reference in its entirety into this Item 3.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of October 15, 2012 (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on October 16, 2012).

Exhibit 7.13:	Contribution Agreement Amendment by and among Holdco, Mr. Wu, MSPEA, Prosper Sino and Parent, dated as of November 25, 2013.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2013

ZHONG XINGMEI

/s/ Zhong Xingmei
Name: Zhong Xingmei

FULL ALLIANCE INTERNATIONAL LIMITED

By:	/s/ Zhong Xingmei
Name: Zhong Xingmei
Title: Director

WU ZISHEN

/s/ Wu Zishen
Name: Wu Zishen

[Signatrue Page to Schedule 13D Amendment]